                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 AMENDMENT NO.3
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)

                           --------------------------


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------


                                    501940100
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                DECEMBER 30, 2002
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                Page 1 of 4 Pages

CUSIP No. 50194100                     13D                     Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STUART A. MILLER

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         10,194,922

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,194,922

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,194,922

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

      On December 30, 2002, Mr. Miller transferred 62,000 shares of common stock, as a charitable contribution, to the Stuart A. Miller Family Foundation, Inc. As a result of this transaction, on December 31, 2002, Mr. Miller owned 393,165 shares of common stock (including 150,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B Common Stock, and held options to purchase 139,855 shares of common stock, of which options to purchase 63,927 shares were exercisable or would become exercisable within 60 days. This transaction reduced the total number of shares of common stock of which Mr. Miller is the beneficial owner to 10,194,922 shares. Giving effect to the conversion into common stock of all the 9,737,830 shares of Class B Common Stock held by Mr. Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Mr. Miller which were exercisable on December 31, 2002, or would become exercisable within 60 days after that, and based on the Company's report on Form 10-Q for the period ended August 31, 2002, adjusted to reflect the exercise of stock options by Mr. Miller on October 29, 2002, the shares of common stock of which Mr. Miller is the beneficial owner constitute 30.6% of the outstanding shares of common stock.

                                     SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2002


                                          /s/ Stuart A. Miller
                                          ------------------------------------
                                          Stuart A. Miller